EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year						Nine Months Ended September 30,
	1997	1998	1999	2000	2001 YTD	1Q 2000	2001	2002
Earnings:
Income before income taxes	$161,645	$160,668	$57,870	$72,417	$132,095	$14,596	$90,260	$91,724
Interest expense	18,139	19,945	18,926	15,282	21,776	4,816	15,451	18,357
Amortization of debt costs	265	257	390	454	782	104	587	426
Interest portion of rental expense	4,427	5,355	5,429	5,832	6,242	1,561	4,682	4,660

Total earnings	184,476	186,225	82,615	93,985	160,895	21,077	110,980	115,167

Fixed charges:
Interest expense	18,139	19,945	18,926	15,282	21,776	4,816	15,451	18,357
Amortization of debt costs	265	257	390	454	782	104	587	426
Interest portion of rental expense	4,427	5,355	5,429	5,832	6,242	1,561	4,682	4,660

Total fixed charges	22,831	25,557	24,745	21,568	28,800	6,481	20,720	23,443

Ratio of earnings to fixed charges	8.1	7.3	3.3	4.4	5.587	3.252	5.356	4.913